Exhibit 99.1

Cheetah Mobile Announces First Quarter 2026

Unaudited Consolidated Financial Results

Robotics and others revenue grew 175.9% year over year and

accounted for 19.8% of total revenue in the first quarter of 2026

BEIJING, June 10, 2026 — Cheetah Mobile Inc. (“Cheetah Mobile” or the “Company”) (NYSE: CMCM), a China-based IT company with a commitment to AI innovation, today announced its unaudited consolidated financial results for the quarter ended March 31, 2026.

Financial Highlights

Revenue

•
Total revenues were RMB259.0 million (US$37.5 million) in the first quarter of 2026.
•
Revenues from Robotics and others increased 175.9% year over year to RMB51.2 million, accounting for 19.8% of total revenues in the first quarter of 2026.
•
Revenue from services of cloud and AI infrastructure increased 68.3% year over year in the first quarter of 2026 to RMB46.8 million, contributing to 64.3% of Global Enterprise Services segment revenue and 18.1% of this quarter’s total revenues.
•
Revenue from internet value-added services increased 8.2% year over year in the first quarter of 2026 to RMB98.3 million, accounting for 72.8% of Internet Services segment revenue and 38.0% of this quarter’s total revenues.

Profitability

•
Net loss attributable to Cheetah Mobile shareholders was RMB17.5 million (US$2.5 million), compared with RMB33.4 million in the same period last year.
•
Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB11.7 million (US$1.7 million), compared with non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB21.1 million in the same period last year.

Cash Position

•
As of March 31, 2026, the Company had RMB1,280.6 million (US$185.6 million) in cash and cash equivalents.

Management Commentary

Fu Sheng, Chief Executive Officer of Cheetah Mobile, commented: “During the first quarter of 2026, we continued executing our AI and robotics strategy with a disciplined approach. Our Robotics and others segment delivered strong year-over-year growth while adjusted operating loss further narrowed, reflecting improving commercial traction and operating efficiency. We also continued advancing EasyClaw, our AI agent platform focused on enterprise productivity scenarios, and introduced other AI Agent products. We believe long-term opportunities in AI will come from practical applications, workflow integration, and real customer value creation. Across the industry, we are seeing growing adoption of AI agents, which is driving demand for AI infrastructure and cloud services. This trend also benefited our services of cloud and AI infrastructure business, which delivered strong year-over-year revenue growth during the quarter. Supported by stable cash flow from our Internet Services business, we remain focused on disciplined investment, product execution, and building sustainable long-term growth engines.”

Thomas Ren, Chief Financial Officer of Cheetah Mobile, commented: “Starting from the first quarter of 2026, we began reporting our robotics business as a separate segment to present the operating progress of this business. Historical results previously reported under the AI and others segment are now presented as Robotics and others, which primarily includes robotics-related products and services, and Global Enterprise Services, which includes advertising agency and services of cloud and AI infrastructure through partnering with global leading cloud service providers. We also maintained a solid balance sheet, ending the quarter with US$ 185.6 million in cash and cash equivalents, supporting our disciplined investment in AI and robotics initiatives over the long term.”

First Quarter 2026 Financial Results

Total revenues remained relatively flat year over year, generating RMB259.0 million (US$37.5 million) in the first quarter of 2026.

•
Revenues from Robotics and others increased 175.9% year over year to RMB51.2 million, accounting for 19.8% of total revenues in the first quarter of 2026.
•
Internet Services revenue decreased 15.2% year over year to RMB135.0 million. This year-over-year decrease was resulting from a 46.3% decline in the Company’s online advertising business. However, revenue from internet value added services increased by 8.2% year over year in the first quarter of 2026, contributing to 72.8% of this quarter’s Internet Services segment revenue, and 38.0% of this quarter’s total revenues.
•
Global Enterprise Services revenue decreased 10.5% year over year to RMB 72.8 million. This year-over-year decrease resulted from a 51.5% decline in the Company’s advertising agency services business due to policy shifts from a major global advertising platform. However, revenue from services of cloud and AI infrastructure increased 68.3% year over year in the first quarter of 2026, contributing to 64.3% of this quarter’s Global Enterprise Services segment revenue and 18.1% of this quarter’s total revenues. This increase was a result of an increasing number of enterprises in the overseas markets adopting AI agent products to improve productivity, which drove demands for both tokens and cloud computing resources through our platform.

Operating loss was RMB28.3 (US$4.1 million) million in the first quarter of 2026, compared to RMB26.5 million in the same period last year. Non-GAAP operating loss was RMB22.5 million (US$3.3 million) in the first quarter of 2026, compared to RMB14.3 million in the same period last year.

•
Adjusted operating loss from Robotics and others decreased by 57.1% year over year to RMB26.9 million in the first quarter of 2026.

•
Adjusted operating profit from Internet Services business decreased by 38.2% year over year in the first quarter of 2026, mainly due to the decline in online advertising revenue in this segment, along with our investments in AI agent related products. However, we still earned RMB15.2 million from the Internet Services business in this quarter, which laid a solid foundation for our investments in robotics and AI applications.
•
Adjusted operating profit from Global Enterprise Services decreased by 67.3% year over year to RMB13.8 million in the first quarter of 2026. This decline was resulting from the revenue decrease in the Company’s advertising agency services business.

Net loss attributable to Cheetah Mobile shareholders was RMB17.5 million (US$2.5 million), compared with RMB33.4 million in the same period last year. Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB11.7 million (US$1.7 million), compared with non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB21.1 million in the same period last year.

As of March 31, 2026, the Company had RMB1,280.6 million (US$185.6 million) of cash and cash equivalents, and RMB692.2 million (US$100.3 million) of long-term investments.

Conference Call Information

The Company will hold a conference call on June 10, 2026, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 7570048

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: +86-4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 0340478

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America ("U.S. GAAP").

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has developed and launched a diversified suite of software products for PCs and mobile devices, designed to address users’ needs in document processing, system optimization, image editing and web browsing, AI agent products, among others. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, services of cloud and AI infrastructure to companies globally, as well as robotic products to international clients. At the same time, it actively engages in research and development of advanced technologies to empower its products and services. Cheetah Mobile has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile's growth strategies; Cheetah Mobile's ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile's ability to monetize its platform; Cheetah Mobile's future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile's revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile's filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

•
Non-GAAP cost of revenues excludes share-based compensation expenses;
•
Non-GAAP gross profit excludes share-based compensation expenses;
•
Non-GAAP gross margin excludes share-based compensation expenses;
•
Total non-GAAP operating expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions;
•
Non-GAAP research and development expenses exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions;
•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses , amortization of intangible assets resulting from business acquisitions;

•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;
•
Non-GAAP operating profit/loss excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and impairment of goodwill and intangible assets resulting from business acquisitions;
•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions;
•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, impairment of goodwill and intangible assets resulting from business acquisitions.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business, as well as impairment of goodwill and intangible assets resulting from business acquisitions. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,506,625	1,280,591	185,647
Short-term investments	9,527	9,499	1,377
Accounts receivable, net	468,058	471,332	68,329
Prepayments and other current assets, net	1,154,774	1,086,601	157,524
Due from related parties, net	94,821	119,067	17,261
Total current assets	3,233,805	2,967,090	430,138

Non-current assets:
Property and equipment, net	40,238	40,967	5,939
Operating lease right-of-use assets	16,833	14,316	2,075
Intangible assets, net	54,069	51,322	7,440
Goodwill	460,034	460,034	66,691
Long-term investments	688,459	692,209	100,349
Deferred tax assets	112,913	111,313	16,137
Other non-current assets	77,521	79,947	11,590
Total non-current assets	1,450,067	1,450,108	210,221

Total assets	4,683,872	4,417,198	640,359

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	211,689	288,243	41,786
Accrued expenses and other current liabilities	2,264,659	1,967,039	285,161
Due to related parties	18,613	24,298	3,522
Income tax payable	54,430	43,360	6,286
Total current liabilities	2,549,391	2,322,940	336,755

Non-current liabilities:
Deferred tax liabilities	21,711	21,132	3,063
Other non-current liabilities	154,422	153,789	22,295
Total non-current liabilities	176,133	174,921	25,358

Total liabilities	2,725,524	2,497,861	362,113

Mezzanine equity:
Redeemable noncontrolling interests	197,560	199,656	28,944

Shareholders’ equity:
Ordinary shares	254	254	37
Additional paid-in capital	2,736,117	2,737,443	396,846
Accumulated deficit	(1,490,947)	(1,508,427)	(218,676)
Accumulated other comprehensive income	362,245	332,503	48,203
Total Cheetah Mobile Inc. shareholders’ equity	1,607,669	1,561,773	226,410
Noncontrolling interests	153,119	157,908	22,892

Total shareholders’ equity	1,760,788	1,719,681	249,302

Total liabilities, mezzanine equity and shareholders’ equity	4,683,872	4,417,198	640,359

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	USD
Revenues	259,006	258,993	37,546
Internet Services	159,141	135,005	19,572
Global Enterprise Services	81,297	72,750	10,547
Robotics and others	18,568	51,238	7,427
Cost of revenues (a)	(69,505)	(92,431)	(13,400)
Gross profit	189,501	166,562	24,146

Operating income and expenses:
Research and development (a)	(61,244)	(57,722)	(8,368)
Selling and marketing (a)	(104,838)	(71,714)	(10,396)
General and administrative (a)	(52,624)	(66,136)	(9,588)
Other operating income	2,670	722	105
Total operating income and expenses	(216,036)	(194,850)	(28,247)

Operating loss	(26,535)	(28,288)	(4,101)
Other income/(expenses):
Interest income, net	5,605	3,422	496
Foreign exchange gains	1,650	19,252	2,791
Others (expense)/income, net	(4,009)	1,321	192

Loss before income taxes	(23,289)	(4,293)	(622)
Income tax expenses	(4,820)	(7,623)	(1,105)
Net loss	(28,109)	(11,916)	(1,727)
Less: net income attributable to noncontrolling interests	5,248	5,564	807
Net loss attributable to Cheetah Mobile shareholders	(33,357)	(17,480)	(2,534)

Net loss per share
Basic	(0.0235)	(0.0126)	(0.0018)
Diluted	(0.0236)	(0.0127)	(0.0018)

Net loss per ADS
Basic	(1.1749)	(0.6306)	(0.0900)
Diluted	(1.1814)	(0.6334)	(0.0900)

Weighted average number of shares outstanding
Basic	1,515,787,128	1,551,965,718	1,551,965,718
Diluted	1,515,787,128	1,551,965,718	1,551,965,718
Weighted average number of ADSs outstanding
Basic	30,315,743	31,039,314	31,039,314
Diluted	30,315,743	31,039,314	31,039,314

Other comprehensive loss , net of tax of nil
Foreign currency translation adjustments	(272)	(31,160)	(4,517)
Unrealized gains on available-for-sale securities, net	2,660	585	85
Other comprehensive income/(loss)	2,388	(30,575)	(4,432)
Total comprehensive loss	(25,721)	(42,491)	(6,159)
Less: Total comprehensive income attributable to noncontrolling interests	6,662	4,731	686
Total comprehensive loss attributable to Cheetah Mobile shareholders	(32,383)	(47,222)	(6,845)

	For The Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
(a) Share-based compensation expenses	RMB	RMB	USD
Cost of revenues	5	-	-
Research and development	296	932	135
Selling and marketing	71	505	73
General and administrative	5,212	2,044	296
Total	5,584	3,481	504

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended March 31, 2026
	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD
Revenues	258,993	-	-	258,993	37,546
Cost of revenues	(92,431)	-	-	(92,431)	(13,400)
Gross profit	166,562	-	-	166,562	24,146

Research and development	(57,722)	932	231	(56,559)	(8,200)
Selling and marketing	(71,714)	505	2,070	(69,139)	(10,023)
General and administrative	(66,136)	2,044	-	(64,092)	(9,292)
Other operating income, net	722	-	-	722	105
Total operating income and expenses	(194,850)	3,481	2,301	(189,068)	(27,410)

Operating loss	(28,288)	3,481	2,301	(22,506)	(3,264)
Net loss attributable to Cheetah Mobile shareholders	(17,480)	3,481	2,301	(11,698)	(1,697)

Diluted losses per ordinary share (RMB)	(0.0127)	0.0022	0.0016	(0.0089)
Diluted losses per ADS (RMB)	(0.6334)	0.1100	0.0784	(0.4450)
Diluted losses per ADS (USD)	(0.0900)	0.0159	0.0114	(0.0645)

	For The Three Months Ended March 31, 2025
	GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB
Revenues	259,006	-	-	259,006
Cost of revenues	(69,505)	5	-	(69,500)
Gross profit	189,501	5	-	189,506

Research and development	(61,244)	296	6,156	(54,792)
Selling and marketing	(104,838)	71	469	(104,298)
General and administrative	(52,624)	5,212	-	(47,412)
Other operating income, net	2,670	-	-	2,670
Total operating income and expenses	(216,036)	5,579	6,625	(203,832)

Operating loss	(26,535)	5,584	6,625	(14,326)
Net loss attributable to Cheetah Mobile shareholders	(33,357)	5,584	6,625	(21,148)

Diluted losses per ordinary share (RMB)	(0.0236)	0.0037	0.0043	(0.0156)
Diluted losses per ADS (RMB)	(1.1814)	0.1850	0.2164	(0.7800)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended March 31, 2026
	Internet Services	Global Enterprise Services	Robotics and others	Consolidated
	RMB	RMB		RMB	USD
Revenues from external customers	135,005	72,750	51,238	258,993	37,546
Inter-segment revenues	-	11,130	-	11,130	1,614

Segment revenue	135,005	83,880	51,238	270,123	39,160
Elimination of inter-segment revenue				(11,130)	(1,614)
Consolidated Revenues				258,993	37,546
Operating Costs and expenses
Cost of revenues(i)	29,157	43,940	26,458
Selling and marketing(i)	39,649	9,180	19,747
Research and development(i)	28,992	378	27,142
Other segment items(i)	22,011	16,629	4,761
Adjusted operating income/(losses)	15,196	13,753	(26,870)	2,079	301
Unallocated amounts-share based compensations				3,481	504
Unallocated amounts-corporate expense				26,886	3,898
Operating loss				(28,288)	(4,101)
Reconciliation of segment profit/(loss)
Interest income, net				3,422	496
Foreign exchange gains, net				19,252	2,791
Other income, net				1,321	192
Loss before income taxes				(4,293)	(622)

	For The Three Months Ended March 31, 2025
	Internet Services	Global Enterprise Services	Robotics and others	Consolidated
	RMB	RMB		RMB
Revenues from external customers	159,141	81,297	18,568	259,006
Inter-segment revenues	-	8,521	-	8,521

Segment revenue	159,141	89,818	18,568	267,527
Elimination of inter-segment revenue				(8,521)
Consolidated Revenues				259,006
Operating Costs and expenses
Cost of revenues(i)	22,992	28,317	24,486
Selling and marketing(i)	67,496	14,782	20,031
Research and development(i)	32,843	1,259	26,379
Other segment items(i)	11,203	3,397	10,345
Adjusted operating income/(losses)	24,607	42,063	(62,673)	3,997
Unallocated amounts-share based compensations				5,584
Unallocated amounts-corporate expense				24,948
Operating loss				(26,535)
Reconciliation of segment profit/(loss)
Interest income, net				5,605
Foreign exchange gains, net				1,650
Other income, net				(4,009)
Loss before income taxes				(23,289)

(i) Share-based compensations and certain corporate expenses were not allocated to segments. Other segment items include general and administrative expenses and other operating expenses allocated to the respective segments.

CHEETAH MOBILE INC.

Reconciliation from Net Loss Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB		USD
Net loss attributable to Cheetah Mobile shareholders	(33,357)	(17,480)	(2,534)
Add:
Income tax expenses	4,820	7,623	1,105
Interest income, net	(5,605)	(3,422)	(496)
Depreciation and other amortization	9,782	6,464	937
Net income attributable to noncontrolling interests	5,248	5,564	807
Other expense/(income), net	2,359	(20,573)	(2,983)
Share-based compensation	5,584	3,481	504
Adjusted EBITDA	(11,169)	(18,343)	(2,660)